Protopia Global Holdings Inc.

Room 1116, 11/F, Star House, 3 Salisbury Road,

Tsim Sha Tsui, Kowloon,

Hong Kong

May 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Protopia Global Holdings Inc.
Registration Statement on Form S-1
File No. 333-269343

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Protopia Global Holdings Inc. (the “Company”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 2:00 p.m. EDT on Friday, May 12, 2023.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Sin Yi CHENG
Sin Yi CHENG
President and Director